Free Writing Prospectus	Filed Pursuant to Rule 433(f)
Dated February 9, 2009	Registration Statement No. 333-132980

Digital Realty Trust, Inc.

Free Writing Prospectus Published or Distributed by Media

On February 3, 2009, Dow Jones Newswires published an article concerning certain real estate investment trusts, including Digital Realty Trust, Inc. (the “Company”), the full text of which is reproduced below.

The article was not prepared or reviewed by the Company or any other offering participant prior to its publication, nor was the Company aware of its publication prior to February 3, 2009. Dow Jones Newswires is not affiliated with the Company. The Company made no payment and gave no consideration to Dow Jones Newswires in connection with the article or any other article published by Dow Jones Newswires concerning the Company.

The Company has filed with the Securities and Exchange Commission a registration statement on Form S-3 (File No. 333-132980) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). The statements in the article attributed to or derived from Pamela Mathews, director of investor relations of the Company, were not intended to qualify any of the information, including the risks factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. You should consider statements in the article or contained herein only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into the Registration Statement, including the risks factors described or incorporated by reference therein.

Statements in the article that are not attributed directly to Pamela Matthews represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. These statements should not be considered in deciding whether to invest in the Company’s common stock.

For purposes of clarification, the Company notes the following:

1.	The article attributes to Ms. Matthews the statement that the Company saw a record leasing-volume rate in 2008. Ms. Matthews’ statement refers to the fact that for the year ended December 31, 2008, the Company commenced leases totaling approximately 1,144,000 square feet and signed leases totaling approximately 1,136,000 square feet (including the agreement to execute a lease signed in 2007 totalling approximately 120,000 square feet, for which significant contingencies were satisfied in 2008 and for which the lease was executed in January 2009), both of which were records for the Company.

2.	The article attributes to Ms. Matthews the statement that the Company is focused on maintaining a strong balance sheet. Ms. Matthews’ statement was intended to indicate that the Company is focused on maintaining a level of indebtedness relative to its overall market capitalization consistent with its historical practice. The Company cautions that it cannot assure you that it will be able to continue to do so in the future given the current disruption in the capital markets and the volatility of its stock price.

3.	The article attributes the following statements to Ms. Matthews: “‘The limited availability of capital has driven a lot more companies to do more’ outsourcing of development of data centers’ . . . ‘That has driven more demand for our data center solutions.’” Ms. Matthews’ statements were intended to note that the Company saw limited availability of capital to tenants as a recent driver of demand at and prior to the time of her statement. Given the current global economic and financial crisis and related market volatility, the Company cautions that demand for the Company’s data center solutions may not continue in the future.

3.	The article also attributes to Ms. Matthews the statement that a key constraint amid the recession is not having enough capital to meet demand. Ms. Matthews intended this statement to convey the risk that limits on the Company’s ability to access capital may constrain the Company’s development and redevelopment activities in the future, and not as an assessment of existing or anticipated demand for the Company’s datacenter solutions.

Full Text of the Dow Jones Newswire Article

REIT Investors Seek Safe Haven In Specialty Developers

By A.D. Pruitt

Of DOW JONES NEWSWIRES

719 words

3 February 2009

08:14

Dow Jones News Service

English

(c) 2009 Dow Jones & Company, Inc.

NEW YORK (Dow Jones)—As mounting corporate layoffs and a deepening recession leave few bright spots in the office-property market, investors are trying to find a safe haven in specialty developers.

The move toward office niche such as biotechnology and data centers is giving real-estate investment trusts like Digital Realty Trust Inc. (DLR), Corporate Office Properties Trust (OFC) and Alexandria Real Estate Equities, Inc. (ARE) a competitive edge in a down market. Investors think demand from these sectors will remain consistent as a weak economy wrecks havoc in the financial services industry.

“The fundamentals are going to be negative probably for most of this year” for office property, said Gus Seasongood, co-manager of the Huntington Mortgage Securities Fund, who focuses on REIT investments.

“We’re going through rough times ... Anyone that has developed a new building certainly will have trouble leasing up the property,” Seasongood said. He noted that he expects pressure on rents.

As such, Seasongood is investing in real estate companies he considers a little more recession resistant including Digital Realty, a top pick for many investors and analysts. The company, whose clients include the social networking site Facebook, owns and builds data centers for large corporations on a wholesale basis.

Seasongood said demand for scientific research is strong and the company doesn’t have the debt problems compared with other highly leveraged office REITs.

Pamela Matthews, director of investor relations at Digital Realty, said the company saw a record leasing-volume rate in 2008. She said that while there was definitely a disruption of capital in the market, Digital Realty focused on maintaining a strong balance sheet.

“The limited availability of capital has driven a lot more companies to do more” outsourcing of development of data centers, Matthews said. “That has driven more demand for our data center solutions.”

She noted that a key constraint amid the recession is not having enough capital to meet demand.

The market for data centers started to expand in the wake of 9/11 as corporations moved to increase back-up support offices. Disaster contingency operations following Hurricane Katrina and the expansion of the Internet also fueled demand.

Jay Leupp, portfolio manager for Grubb & Ellis AGA Realty Income Fund, is keen on Alexandria Real Estate, which owns and develops offices and laboratories for pharmaceutical and biotechnology tenants. Leupp noted demand for such space should remain constant given that drug testing is conducted during the highs and lows of an economic cycle.

He also likes PS Business Parks, Inc. (PSB), which focuses on multi-tenant office and industrial space. “The bulk of the job growth in the U.S ... has been in small business,” Leupp said.

The outlook for commercial real estate gets more dire amid few indications that frozen credit markets will thaw soon. National office vacancies stood at 14.19% at the end of the fourth quarter of 2008, compared with 12.6% at the same period in the prior year, according to a recent report by Colliers International.

In January, office and industrial REITs plunged 19.8%, according to the National Association of Real Estate Investment Trusts. Although it’s been brutal across the board, the pain in specialty office REITs has been a little less severe. For instance, shares of Digital Realty are up 1.4% since the start of the year, while SL Green Realty Corp.(SLG), New York City’s largest commercial landlord, has seen its stock plummet about 42%.

“The lack of major transactions, a dearth of financing and further deterioration in employment are likely to keep management teams cautious and the generalist investors at bay,” said RBC Capital Markets in a recent report.

“As such, we continue to recommend a heightened focus on specialty-focus office names and suggest caution particularly among the Global Industrial REITs,” RBC said, noting they were positive on Digital Realty and Office Properties, which focuses on tenants tied to the U.S. government, defense information technology and data sectors.

RBC Capital said the sub-sector is a defensive play and offers the potential for continued growth and early recovery.

-By A.D. Pruitt, Dow Jones Newswires; 201-938-2269; angela.pruitt@dowjones.com [ 02-03-09 1114ET ]

Legend

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 221-1037.